    WORLD MONITOR TRUST--
    SERIES C


    MONTHLY REPORT/
    SEPTEMBER 25, 1998

         WORLD MONITOR TRUST--SERIES C
--------------------------------------------------------------------------------
Dear Interest Holder:
Enclosed is the report for the period from August 29, 1998 to September 25, 1998 for World Monitor Trust--Series C (the 'Trust'). The net asset value of an interest as of September 25, 1998 was $103.92, an increase of 1.46% from the August 28, 1998 value of $102.42. The 1998 year-to-date return for the Trust, which commenced trading June 10, 1998, was an increase of 3.92% as of September 25, 1998. Additionally, the return for the period from June 27, 1998 through September 25, 1998 (the 'Third Quarter') was an increase of 7.20%.

Third Quarter trading resulted in gains. Profitable sectors included the financial, index, grain and meat sectors. Partially offsetting gains, were losses incurred in the currency, metal, energy and soft sectors.

Continued political and economic instability in the Far East and Russia dominated market activity during the Third Quarter. Profit opportunities were captured, most notably, on the long side of global bonds and on the short side of world indices.

The Third Quarter began with optimism regarding the possible economic recovery in Japan with interest rates stabilizing and the Nikkei stock index showing signs of strength. Encouraging words quickly turned into concerns as Japan's commitment to a unified recovery plan was lacking. As the Asian financial crisis continued, instability in Russia compounded the turmoil. Russia devalued the ruble in August and announced suspension of debt payments in a last ditch effort to avoid default. European and U.S. stock markets fell sharply as Russian and Asian political and economic instability threatened global financial markets. This chaos caused investors to seek safe havens in financial instruments such as U.S. and German government bonds, causing prices to rise. The Trust captured profits on short German DAX, French CAC 40 and Japanese Nikkei index positions as well as long positions across global bond markets.

The Trust incurred losses in some sectors during the Third Quarter including currencies. Currency sector exposure led to losses as positions in the Japanese yen, British pound, Australian dollar and Japanese yen/Deutsche mark crossrate lost value as market uncertainty led to increased volatility.

The estimated net asset value per interest as of October 26, 1998 was $104.42. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Thomas M. Lane, Jr.
          ----------------------
          Thomas M. Lane, Jr.
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
------------------------------------------------------
For the period from August 29, 1998 to
  September 25, 1998
Revenues:
Realized gain on commodity
  transactions.............................   $113,210
Change in unrealized commodity
  positions................................     58,054
Interest income............................     36,233
                                              --------
                                               207,497
                                              --------
Expenses:
Commissions................................     48,958
Incentive fee..............................     25,298
Management fee.............................     12,696
                                              --------
                                                86,952
                                              --------
Net gain...................................   $120,545
                                              --------
                                              --------

STATEMENT OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------
For the period from August 29, 1998 to
  September 25, 1998
                                                   Per
                                      Total      Interest
                                    ----------   -------
Net asset value at beginning
  of month (79,181.422
  interests)......................  $8,109,885   $102.42
Contributions.....................     264,699
Net gain..........................     120,545
Redemptions.......................     (55,173)
                                    ----------
Net asset value at end of
  month (81,214.594 interests)....  $8,439,956    103.92
                                    ----------   -------
                                    ----------
Change in net asset
  value per interest..........................   $  1.50
                                                 -------
                                                 -------
Percentage change.............................      1.46%
                                                 -------
                                                 -------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series C is accurate and complete.
                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                                 /s/ Barbara J. Brooks
                                 ------------------------
                             by: Barbara J. Brooks
                                   Treasurer